Mail Stop 3561

April 21, 2009

Ronald Rowan
Chief Financial Officer and Treasurer
Monarch Casino & Resort, Inc.
3800 S. Virginia Street
Reno, NV 89502

      Re: **Monarch Casino & Resort, Inc.**
                  File No. 000-22088
                  Form 10-K: For the Fiscal Year Ended December 31, 2008
                  Definitive Proxy Statement on Schedule 14A

Dear Mr. Rowan:

      We have reviewed the above referenced filings and have the following comments. We believe you should file an amended Form 10-K in response to comment 13. The other comments request that you either revise future filings or provide us with additional information so that we may better understand your disclosure. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. Please be as detailed as necessary in all of your responses. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended December 31, 2008

Risk Factors, page 10

1.   Please remove the references in your first paragraph that you discuss some, but not all of the risk factors facing the company or revise to clarify that you have discussed all known material risks.

Management's Discussion and Analysis, page 20

Capital Spending and Development, page 21

2.   Please disclose in your next Form 10-Q the amount of capital expenditures
        planned or expected for fiscal 2009 pursuant to Item 303(A)(2)(i) of Regulation
        S-K. Refer to section III.B of Release 33-6835, available on our web site at
        http://www.sec.gov/rules/interp/33-6835.htm, for further guidance.

Critical Accounting Policies and Estimates, page 21

3.   Your disclosure here should address specifically why your accounting estimates
        or assumptions bear the risk of change. The disclosure should provide greater
        insight into the quality, sensitivity and variability regarding all key assumptions,
        judgments, uncertainties and estimates that have or may materially affect your
        financial condition or operating performance. To the extent practicable and
        material, you should provide quantitative disclosure, with an analysis of how
        actual results may differ from your estimates under different assumptions and
        conditions that you have considered. Refer to Section V of the staff's
        "Interpretation: Commission Guidance Regarding Management's Discussion and
        Analysis of Financial Condition and Results of Operations," available on our
        website at http://www.sec.gov/rules/interp/33-8350.htm, for further guidance.
        Please revise your disclosure accordingly, and provide us with a copy of your
        intended revised disclosure.

4.   From your disclosure in note 8 to the notes of the financial statements, we note
        the significant changes in the expected volatility factor over the periods presented.
        As changes in assumptions you use to compute share based compensation could
        significantly impact the amount recognized, it appears that this represents a
        critical accounting estimate that should be discussed. Please expand your
        disclosure accordingly. Include a sensitivity analysis to quantify the impact that
        would result from each 10% change in the expected volatility factor on all
        outstanding and unvested employee stock option grants, including those expected
        to vest.

Results of Operations, page 23

5.   In regard to SG&A expenses, please quantify, to the extent appropriate, each
        factor cited so that investors may have perspective as to the relative magnitude of
        each. If the effect is not quantifiable, disclose this fact and the reason for the
        inability to quantify, as well as the basis for your belief that the cited item is a
        factor. Refer to Item 303(a)(3) of Regulation S-K and Section 501.04 of the
        Codification of Financial Reporting Releases for guidance.

Liquidity and Capital Resources, page 25

6.   Please provide a discussion and analysis of your operating, investing, and financing cash flows. In particular, discuss the underlying factors for material changes in cash flows from operating activities from period to period. For operating cash flows, we note that factors impacting it may be available in preceding sections of your filing but such information is disaggregated and not readily apparent. In this regard, please disclose here the material factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for guidance.

7.   It appears that 2008 was the first year in the last several years that you experienced negative working capital. Please discuss to what you attribute the working capital deficit, your expectations of the continuation of a deficit, and any expected impacts on your liquidity, capital resources and financial condition.

Commitments and Contingencies, page 26

8.   As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, as appropriate, the methodology used in your estimate or why interest is not determinable. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

9.   Please describe the nature of the purchase obligations indicated in the table.

Notes to the Consolidated Financial statements, page 37

Note 1: Summary of Significant accounting Policies, page 37

Promotional Allowances, page 38

10.   We note your disclosure that awards under your frequent player program are recognized as promotional expenses at the time of redemption. Please explain to us the reason it is appropriate under generally accepted accounting principles to recognize the promotional expense at the time of the redemption of the award and not when the requisite award levels are achieved. As part of your response, please tell us the dollar value of the points earned but not redeemed by customers for each of the years presented in your filing. Also, tell us whether you accrue for an

estimate of points earned but not yet achieving necessary redemption levels. Additionally explain to us the basis for determining the cost related to points earned.

Property and Equipment, page 38

11.   We note that your common share price and overall market capitalization have declined significantly during the last three quarters in 2008 and further declined in 2009. In addition, your current total market capitalization at March 31, 2009 appears to be significantly below your December 31, 2008 book value of $106 million, and also appears to be below that book value at the date of our letter. We also note from your disclosures the overall challenging operating environment in which you operate, especially that concerning the economic downturn in northern Nevada, starting in the fourth quarter of 2007 that continued throughout 2008 and apparently continues to persist, the impact of such environment on your significant markets, namely California, the Pacific Northwest and Reno area residents, and the associated adverse effects on your business. We believe these events may be indicative of a potential impairment of the Company's recorded investment in its property and equipment and may require more recent and continued frequent testing of impairment of your long-lived assets other than on the annual basis you generally perform. In this regard, please refer to the guidance in paragraph 8 of SFAS 144. As such, please advise us what consideration has been given to testing for impairment for the quarterly period ending March 31, 2009. Additionally, tell us when you last performed impairment testing.

Note 5: Long-Term Debt, page 44

12.   Please explain to us your consideration of EITF 96-19 in your accounting to be applied in the first quarter of fiscal 2009 to the amendment and refinancing of the credit facility undertaken in January 2009.

Exhibits and Financial Statement Schedules, page 54

13.   We note you have incorporated by reference Exhibits 10.03, 10.05 and 10.06. These filings do not include all of the schedules and exhibits listed in the table of contents of the agreement. All agreements must be filed in full and include all attachments, schedules and exhibits. Also, Exhibit 10.06 does not contain conformed signature pages. Please amend your Form 10-K to file the entire agreements, including all exhibits and schedules and all necessary signatures.

Definitive Proxy Statement on Schedule 14A

Compensation Objectives, page 8

14.   We note your disclosure in the second paragraph under this heading that you evaluate the total compensation of your NEOs in light of the compensation practices and relative corporate financial performance of other companies in the gaming industry. Please advise us whether benchmarking is material to your compensation policies and decisions. If so, disclose the companies to which you benchmark and the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Compensation Elements, page 8

15.   We note that your annual cash bonus program has an annual profit goal defined in relation to EBITDA. Please include quantitative disclosure regarding the determination of targets and targets actually reached. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed explanation for such conclusion. Also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

16.   We note your disclosure that the annual cash bonus program is comprised of a qualitative component. Please include a discussion of how qualitative inputs are ultimately translated into objective pay determinations. Note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.

Summary Compensation Table, page 11

17.   Please confirm that no executive officer of the company or its subsidiary, other than Mr. Rowan, received total compensation for the last completed fiscal year that exceeded $100,000 or provide us with analysis supporting your conclusion that additional executive compensation disclosure is not necessary, including disclosure relating to the compensation of executive officers of your subsidiary, Golden Road.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions regarding comments on the financial statements or related matters. Please contact Michelle Lacko at 202-551-3240 or me at 202-551-3380 any other question.

Sincerely,

Lyn Shenk
Branch Chief